TOTAL PAGES: 78

24-10128

05066961

SEC MAIL PROCESSING
RECEIVED
SEP 26 2005
WASH, DC
188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Diversified Mineral Group, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

2400 Augusta Place, Ste.295, Houston, TX 77057 407-923-3194
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

The Business Law Group, 255 S. Orange Ave., Ste. 1201, Orlando, FL 32801
407-835-1234
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1241	06-1748490
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Jefferson A. Bootes, Chairman, 2370 Lafayette Ave, Winter Park, FL 32789;
Cheryl Hardy, 2244 King James Ct., Winter Park, FL 32792

(b) the issuer's officers;

Jefferson A. Bootes, CEO, 2370 Lafayette Ave, Winter Park, FL 32789;
Cheryl Hardy, CFO, 2244 King James Ct., Winter Park, FL 32792

(c) the issuer's general partners; None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Jefferson A. Bootes, 2370 Lafayette Ave, Winter Park, FL 32789

Cheryl M. Hardy, 2244 King James Ct, Winter Park, Fl 32792

IVest Investments, LLC, a Colorado limited liability company, 255 S. Orange Ave, Suite 1201, Orlando, FL 32801

MJMM Investments, LLC, a Pennsylvania limited liability company, 280 Wekiva Springs Rd, Suite 201, Longwood, FL 32779

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Jefferson A. Bootes,

Cheryl M. Hardy

IVest Investments, LLC

MJMM Investments, LLC

(f) promoters of the issuer; None.

(g) affiliates of the issuer; None

(h) counsel to the issuer with respect to the proposed offering;

The Business Law Group, Orlando, Florida

(i) each underwriter with respect to the proposed offering; None

(j) the underwriter's directors; N/A

(k) the underwriter's officers; N/A

(l) the underwriter's general partners; N/A

(m) counsel to the underwriter. N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered

States:

Colorado
Delaware
District of Colombia
Georgia
Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Utah
Washington
Wyoming

Methods: Personal contacts of Issuer and its officers, directors, shareholders

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Diversified Mineral Group, Inc.

(2) the title and amount of securities issued;

Common Stock, 39,630,000shares

A total of $19,500 in Convertible Notes, convertible to a total of 60,937 shares of Common Stock, held by MJMM Investments, LLC, Barbara Hamilton, Jerry Littlefield and Paul Body.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Founders' Shares issued at par value. Consideration in form of cash or services

(4) the names and identities of the persons to whom the securities were issued.

List of Shareholders

Name	# of Shares	% of Total
Jefferson Bootes	25,000,000	63.08%
Veronica Dunford-Kerney	500,000	1.26%
Samuel P. Martin	500,000	1.26%
iVest Investments, LLC	3,500,000	8.83%
MJMM Investments, LLC	3,500,000	8.83%
James Meadows	200,000	.50%
Jerry Littlefield	600,000	1.51%
Dennis Clark	350,000	.88%
James Cahill	400,000	1.01 %
Cheryl Hardy	2,550,000	6.43%
Lavonne Michaeli	300,000	.76%
Paul Body	500,000	1.26%
Ramsey Pollard	100,000	.25%
Neil Harding	100,000	.25%
Jeff Braman	100,000	.25%
Jerry McKinney	70,000	.18%
Marcus Faller	50,000	.13%
Ronald Walker	50,000	.13%
Charles Irizarry	20,000	.05%
Worldwide Capital Group, Inc.	300,000	.76%
Lucy Clark	100,000	.25%
Nita Sullivan	50,000	.13%
Imad Masri	50,000	.13%
Linda Morand	100,000	.25%
Karen Stauffer Monte	50,000	.13%
Eric Sams	50,000	.13%
Joe Shaia	50,000	.13%
George Spreen	50,000	.13%
Dean Linden	30,000	.08%
Ron Sheppard	30,000	.08%
Chris Nunier	30,000	.08%
Morris Calf	50,000	.13%
John Flynn Hardy	50,000	.13%
Corporate Public Relations, Inc.	200,000	.50%
Kevin McCaffery	50,000	.13%
	39,630,000 Total Shares	**100%**

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Original issue, Section 4(2) and 4(1)

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

OFFERING CIRCULAR MODEL B

Diversified Mineral Group, Inc.

2400 Augusta Place, Ste. 259, Houston, Texas 77057
(407) 923-3194

14, 060,937 Common Shares (1)

September 19, 2005

	Price to Public	Underwriting discount and commissions	Proceeds to issuer
Per unit	$.50	----------	$.50
Total	$3,500,000(2)	-----------	$3,490,000(3)

(1) Total represents 7,000,000 shares to be issued and sold directly by the Company, from time to time, at $.50 per share, and 7,060,937 shares being qualified for resale by Selling Shareholders.

(2) Represents 7,000,000 shares of common stock for sale by the Company at $.50 per share

(3) After deduction of approximately $10,000 in expenses associated with the offering.

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), up to a maximum of 7,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $.50 per Share. The proposed sale to the public will commence on or about October 15, 2005 (or such earlier or later time that this offering statement has been qualified by the SEC and applicable states) and will terminate no later than May 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days.

There also are 7,060,937 shares of common stock held by certain persons being qualified for resale for which the Company will receive no proceeds.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value.

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value. For additional information regarding the factors considered in determining the offering price of the Shares, see "Risk Factors - Arbitrary Offering Price."

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. ONLY THOSE PERSONS ABLE TO LOSE THEIR ENTIRE INVESTMENT SHOULD PURCHASE THESE SECURITIES. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT DECISION REGARDING THE COMMON STOCK. ALL STATEMENTS, TREND ANALYSES AND OTHER INFORMATION CONTAINED IN THIS MEMORANDUM RELATIVE TO MARKETS FOR THE COMPANY'S PRODUCTS AND TRENDS IN NET SALES, GROSS MARGIN AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS, INCLUDING WORDS SUCH AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "INTEND," AND OTHER SIMILAR EXPRESSIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS, AND THE COMPANY'S ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS.

1. <u>You may never realize a Return on your Investment</u>. THERE IS NO ASSURANCE THAT A PURCHASER OF SHARES WILL REALIZE A RETURN ON HIS INVESTMENT OR THAT HE WILL NOT LOSE HIS ENTIRE INVESTMENT IN THE COMPANY. To date, the Company has limited operations in Mexico with no revenues yet. There can be no assurance that the Company will ever achieve profitable operations. The Company's ability to implement its business plan is dependent, among other things, on the completion of this Offering, plus additional capital will be required in excess of the proceeds of this Offering. There is no assurance that the Company will be able to raise such additional capital. PROSPECTIVE INVESTORS SHOULD READ

THIS MEMORANDUM AND ALL EXHIBITS CAREFULLY AND SHOULD CONSULT WITH THEIR OWN ATTORNEY OR BUSINESS ADVISOR PRIOR TO MAKING ANY INVESTMENT DECISION CONCERNING THE SHARES.

2. We are a Start Up Company. We own licenses in parts of Mexico to mine coal, and we are in the process of securing financing to begin mining the coal. We have letters of intent with industrial purchasers in Mexico. We have pending contracts with operating entities to mine the coal, process it, and deliver it to our customers. However, we can give no assurance that we will raise sufficient funding to finance any of these activities on a consistent basis.

3. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not necessarily bear any relationship to our assets, net worth, results of operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

4. We may have challenges managing our growth. Our management team expects to expend significant time and effort in evaluating, developing, completing, and integrating new mines that we plan to acquire plus new marketing strategies. We can't assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively or are unable to attract and retain additional qualified management, then there could be a material adverse effect on our financial condition and results of operations.

5. Our Competitors are bigger and better financed. Certain of our competitors are much larger and well established and have significant financing in place for growth. The primary competitors, companies like Grupo Mexico and Sanluis Industrial Corporation, the two largest coal mining companies in Mexico, are well established and currently mine and provide coal over a wide geographic distribution. The also may have lower overhead cost structures and may, therefore, be able to provide their products at lower prices than can the Company. While the Company feels it can penetrate a portion of the existing market share of the larger competitors, we can give no assurance that we will ever be able to secure long-term and profitable customer accounts.

6. We are and will remain under Control By Existing Management And Stockholders. Currently and following the completion of this Offering, Jefferson Bootes and the other executive officers will beneficially own over 51% of the total outstanding shares of Common Stock in the Company. These persons, if acting in concert, will be able to continue to exercise control over the Company's affairs, to elect the entire Board

of Directors, and to control the disposition of any matter submitted to a vote of stockholders.

7. We are Dependent On Key Personnel. We believe that our success will depend on the experience of our key managers and other qualified executive leadership. But we will also need the services of other qualified personnel. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

8. Our corporate documents provide Certain Anti-Takeover Provisions. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our company.

9. Our Managers have broad discretion in Applying the Proceeds of this offering. Our management team has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changing circumstances and opportunities. Thus, our success will be substantially dependent upon the discretion and judgment of our management team in applying and allocating these net proceeds.

10. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

11. There has been no prior market for our stock, and there may only be limited ways to transfer your shares. No prior market has existed for our securities, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets Market, we can't assure you that we will be successful in such application or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets or other exchange, purchasers of Shares will need to bear the economic risk of the investment for an indefinite period of time. Ownership of the Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

12. There is No Minimum Number of Shares we have to sell in this Offering. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for.

13. This Memorandum contains Forward-looking Statements. The discussion in this Memorandum regarding the Company and our business and operations includes "forward-looking statements." These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate," "intend" or "continue" or the negative version of them, other variations of them, or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements; thus, it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

14. We will Need Additional Capital. We contemplate that we will need to seek additional financing in order to fund growth, acquire new mining projects, and continue mining efforts. We have made no arrangements to obtain future additional financing, and we cannot assure you that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to us.

15. You will suffer Immediate Dilution in value of your shares. After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value.

16. State Blue Sky registration; potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the

security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

17. <u>Sales of a substantial amount our common stock in the future could cause our stock price to fall.</u> Some stockholders hold a substantial number of shares of our common stock that have not yet been sold in the public market. Further, additional shares may become available for sale upon the conversion or redemption of our convertible subordinated note. Sales of a substantial number of shares of our common stock within a short period of time in the future could impair our ability to raise capital through the sale of additional debt or stock and /or cause our stock price to fall.

18. <u>There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop</u>. Although we intend to apply for a listing of our common stock on a national securities exchange or for quotation on a national automated interdealer quotation system when eligible, we may not be successful and it is possible that there will not be any trading market for shares of our common stock. We intend to apply for listing of our common stock on the over-the-counter market known as the "Pink Sheets." If we are able to secure such a listing on the Pink Sheets, the liquidity of our common stock could be impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the NASDAQ Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this memorandum, could lower our stock price and impair our ability to raise funds in new stock offerings.

19. <u>The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading.</u> If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange

Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

Item 4. Plan of Distribution

Offering by the Company

The Shares will be sold by certain employees, officers and directors of the Company. The Offering may be withdrawn, canceled, or terminated by the Company at any time.

Subscription proceeds will be deposited directly with the Company, and no escrow arrangement will be utilized. Such proceeds will be available for immediate use by the Company, subject to rescission rights by certain state residents. No minimum number of Shares must be sold in order for the Company to use subscription funds.

The Company has the right, in its sole discretion, to reject any subscription for any reason whatsoever at any time prior to the termination of the Offering. If the Company does not accept a Subscription, then subscription funds will promptly be refunded to the subscriber, without interest.

Offering by Selling Shareholders

The shares are being registered to permit the selling shareholders and their transferees or other successors in interest to offer the shares for the duration of the Offering by the Company. Selling shareholders are under no obligation to sell all or any portion of their shares. Particular selling shareholders may not have a present intention of selling their shares and may sell less than the number of shares indicated. The following table assumes that the selling shareholders will sell all of their shares.

None of the Selling Shareholders are broker-dealers or affiliates of broker-dealers.

Name of Selling Shareholder	Shares Offered	Shares Owned After Offering	% Owned After Offering
MJMM Investments, LLC a Pennsylvania limited liability company	3,500,000	3,500,000	7.51%
iVest Investments, LLC a Colorado limited liability company	3,500,00	3,500,000	7.51%
Barbara Hamilton (1)	15,625	15,625	.03%
MJMM Investments, LLC a Pennsylvania limited liability company (1)	25,000	25,000	.05%
Jerry Littlefield (1)	12,500	12,500	.02%
Paul Body (1)	7,812	7,812	.01%

(1) Represents number of common shares issuable upon conversion of certain convertible notes.

These shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, after the shares are trading, if ever, at market prices prevailing at the time of sale.

Restrictions on Transferability

Prior to this offering, there has been no public market for the common stock of the Company and there can be no assurances that any trading market will develop. Accordingly, there may never be a public resale market for the Shares. The Shares have not been registered under the Securities Act of 1933, as amended, or the laws of any state jurisdiction. Such securities may be sold or otherwise transferred by an investor only if the investor complies with all applicable state and federal securities laws. The Company does not intend to register the Shares.

The availability of Federal and state exemptions and the legality of the offer and sale of the Shares are conditioned upon, among other things, the fact that the purchase of Shares by all investors will be for investment purposes only and not with a view to resale or distribution. Accordingly, each prospective investor will be required to represent in the Subscription Agreement that it is purchasing the Shares for its own account and for the purpose of investment only, not with a view to, or in accordance with, the distribution of sale of the Shares and that it will not sell, pledge, assign or transfer or offer to sell, pledge, assign or transfer any of its Shares without an effective registration statement under the Securities Act, or an exemption therefrom and an opinion of counsel acceptable to the Company that registration under the Securities Act is not required and that the transaction complies with all other applicable Federal and state securities laws.

There are currently no arrangements for the return of funds to subscribers if all of the securities to be offered are not sold.

Item 5. Use of Proceeds to Issuer

The net proceeds to the Company from the proposed sale of the Shares, after the deduction of estimated Offering expenses of $10,000 payable by the Company, are anticipated to be approximately $3,490,000. All proceeds will be used for general working capital purposes, including purchase of mining equipment, opening of offices, paying labor, funding marketing efforts, securing new leases of land for mining opportunities, and funding engineering and geological studies.

Item 6. Description of Business

Diversified Mineral Group, Inc. (DMG) is a Nevada corporation operating as a holding company of subsidiary companies conducting diversified mining operations, principally for coal. Through its subsidiaries, DMG currently holds mining claims in Mexico, though plans are to include opportunities both in the U.S. and other countries..

In order to establish if an area is suitable for mining operations, certain studies and reports have to be completed by independent engineering and geological consultants to confirm that the proposed site has significant enough presence of minerals to substantiate the cost of extraction.

DMG's principals have spent years studying the coalfields of Northern Mexico and their potential as viable mining ventures. DMG has retained and will be retaining the services of top geologists and engineers to produce these necessary geological and feasibility studies.

Minergy Group of Denver, CO, is the engineering firm DMG has retained to complete all of the engineering and feasibility studies for each project.

Monclova Coal Project. DMG's Texas subsidiary, Rio Grand Coal, Inc. (Rio Grand), owns the mining rights to the Monclova coal project. This project will be the first one to commence operations as soon as we secure sufficient funding. This project is located on 12,000 acres of land located in Northern Mexico some 60 miles southwest of Eagle Pass, Texas. We intend to sell the mined coal to the Federal Electric Commission of Mexico (CFE) for use in their power generation facilities. Monthly output is projected at 20,000 tons, to generate approximately $800,000 in monthly gross revenue at roughly $43 per ton delivered. Initially, Rio Grand will subcontract all mining, and delivery operations to one or more qualified entities that when combined, will provide all equipment and services for approximately $12-15 per ton of mined coal.

Initial geological studies have been completed indicating a coal seam averaging 6 meters in thickness underneath 6-7 meters of overburden (the earth that covers the coal seam). Further work was completed in October of 2004, which included rotary drilling to confirm previous geological work. Engineering of the mine and support facilities is currently underway with follow up work to be started by Minergy Group.

The appeal of this project resides in its vast coal deposits and prime location. The major railway line and highway 57 are located on the west line of the property. This rail line leads south to the steel mills in Monclova, and north to the power plants. Some minor development and infrastructure will need to be completed before operations can begin. This will include a mining office, maintenance facility, on site storage as well as a road into the property for the mining trucks.

The coal project currently is estimated to yield approximately $8 million in revenue in year one, and $12 million of revenue in year two. Profit will depend on whether we use outside mining services or run or own operations, or a combination of the two.

Coal Mining

Coal was one of man's earliest sources of heat and light. The Chinese were known to have dug it more than 3,000 years ago. The first recorded discovery of coal in this country was by French explorers on the Illinois River in 1679, and the earliest recorded commercial mining in the U.S. occurred near Richmond, Virginia, in 1750. In the nineteenth century, coal grew rapidly in importance, and from 1850 to 1950 it was our most important energy fuel.

Today, coal is enjoying a renaissance as a multi-billion dollar per year industry, accounting for over one-half of our electric power generation, supplying coke for the steel industry, and providing a source of foreign exchange as an export commodity.

Experts estimate that more than 80 percent of the recoverable fossil fuels take the form of coal, and coal is so abundant that we can meet our energy needs for another 250-300 years at the current rate of use. Today's coal industry has been transformed from the image people remember of black smoke billowing from smokestacks, to today's modern, sophisticated technologies and equipment that result in only small plumes of steam emerging from smokestacks.

Mexico. Today, coal is used to generate almost all of Mexico's electric power. Forecasters predict an even more robust role for coal in the future as electric power continues to grow as a major source of energy. Equally important, work on new coal combustion technologies is advancing in response to society's demands that a clean environment be maintained, and researchers in industry, universities and the government are continuing their efforts to develop new ways for this ancient gift to continue serving modern society.

Types of Coal

We use the term "coal" to describe a variety of fossilized plant materials, but no two coals are exactly alike. Heating value, ash melting temperature, sulfur and other impurities, mechanical strength, and many other chemical and physical properties must be considered when matching specific coals to a particular application.

Coal is classified into four general categories or "ranks." They range from lignite through sub bituminous and bituminous to anthracite, reflecting the progressive response of individual deposits of coal to increasing heat and pressure. The carbon content of coal supplies most of its heating value, but other factors also influence the amount of energy it contains per unit of weight. (The amount of energy in coal is expressed in British thermal units per pound. A BTU is the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.)

About 90 percent of the coal found in North America falls in the bituminous and sub bituminous categories, which rank below anthracite and, for the most part, contain less energy per unit of weight.

- Anthracite. Anthracite is coal with the highest carbon content, between 86 and 98 percent, and a heat value of nearly 15,000 BTUs per pound. Most frequently associated with home heating, anthracite is a very small segment of the coal market. There are 7.3 billion tons of anthracite reserves in the United States, found mostly in 11 northeastern counties in Pennsylvania.

- Bituminous. The most plentiful form of coal in the United States and Mexico, bituminous coal is used primarily to generate electricity and make coke for the steel industry. The fastest growing market for coal, though still a small one, is supplying heat for industrial processes. Bituminous coal has a carbon content ranging from 45 to 86 percent carbon and a heat value of 10,500 to 15,500 BTUs per pound.

- Sub bituminous. Ranking below bituminous is sub bituminous coal with 35-45 percent carbon content and a heat value between 8,300 and 13,000 BTUs-per-pound. Although its heat value is lower, this coal generally has a lower sulfur content than other types, which makes it attractive for use because it is cleaner burning.

- Lignite. Lignite is a geologically young coal, which has the lowest carbon content, 25-35 percent, and a heat value ranging between 4,000 and 8,300 BTUs-per-pound. Sometimes called brown coal, it is mainly used for electric power generation.

How Coal Is Formed

Coal is called a fossil fuel because it was formed from the remains of vegetation that grew as long as 400 million years ago. It is often referred to as "buried sunshine," because the plants that formed coal captured energy from the sun through photosynthesis to create the compounds that make up plant tissues. The most important element in the plant material is carbon, which gives coal most of its energy.

Most of our coal was formed about 300 million years ago, when steamy swamps covered much of the earth. As plants and trees died, their remains sank to the bottom of the swampy areas, accumulating layer upon layer and eventually forming a soggy, dense material called peat.

Over long periods of time, the makeup of the earth's surface changed, and seas and great rivers caused deposits of sand, clay and other mineral matter to accumulate, burying the peat. Sandstone and other sedimentary rocks were formed, and the pressure caused by their weight squeezed water from the peat. Increasingly deeper burial and the heat associated with it gradually changed the material to coal. Scientists estimate that from 3 to 7 feet of compacted plant matter was required to form 1 foot of bituminous coal.

How Coal Is Produced

Coal found close to the surface could be uncovered and removed by large machines in a process that is called surface (or strip) mining. Surface mining techniques account for 60 percent of coal produced in the United States and Mexico, and 75 percent in Western states, where some deposits are up to 100 feet thick. It is the process we will use in our operations in Mexico because it is the most efficient and cost-effective way or extracting coal from our properties.

Only recently has surface mining played an important role in the coal industry. The development and use of large power equipment provided the impetus that moved surface mining into prominence, and during the 1970s it became the leading method of coal mining.

Today's surface mines are large, intensively engineered, and highly efficient mechanized operations. When an area is to be mined, topsoil and subsoil are removed first and set aside to be used later in reclaiming the land. Then specially designed machines such as draglines, wheel excavators, or large shovels remove the rock and other material, called overburden, to expose the bed of coal. Smaller shovels load the coal into large trucks that remove the coal from the pit.

Once the coal is removed, the area is reclaimed. First the overburden and then the soils are replaced and the area are restored as nearly as possible to its original contour. Vegetation currently suitable to the area is planted to anchor the soil and return the land to a natural, productive state. Reclaimed lands are a valuable resource that can support farm crops, provide new wildlife habitats, enhance recreational opportunities, and even serve as sites for commercial development.

The complete mining operation is scheduled so that as one area is being mined, another is being reclaimed where the coal was removed. Thus, even in the largest surface mines only a relatively small area is disturbed by active mining at any one time.

Mining and the Environment

DMG continually strives to operate in an environmentally responsible manner. First, by protecting wildlife, and second by being good stewards of the land we mine. DMG intends to employ new technologies to make operations environmentally safe. In addition to applying its own environmental initiatives, DMG is subject to a broad range of state and federal laws and regulations covering virtually every aspect of mine operations. All of these efforts, both voluntary actions and government requirements, work together to form the environmental practices of Diversified Minerals Group.

In addition to meeting the specific requirements of the appropriate laws and regulations, DMG strives to blend our projects into the surrounding landscape throughout our reclamation activities.

As a mine operator, we recognize our responsibility to the native wildlife. Again, state and federal laws have numerous requirements regarding the measures that must be taken when wildlife are disturbed due to mining activities, including the construction and use of roads.

Marketing Strategy and Competition

DMG has been in negotiations through our Mexican attorneys with the Mexican Federal Electric Commission (CFE) for the sale of coal to the coal-fueled power plants located just 80 miles from the Monclova project site. Even though no actual contracts can be written or guaranteed until the operation is in place, DMG has been assured that it will be able to establish a significant market share of these coal sales to the CFE. Since roughly 40% of the coal used by the CFE plant is imported from outside Mexico, the close proximity or our project to their plant provides them quality coal faster and far cheaper. Further negotiations have been ongoing with the Mexican steel giant AHMSA in Monclova. At this time there is great interest from AHMSA to purchase coal from our Monclava project, but no formal contract can be reached until the mine is ready to produce.

We have also been approached by various representatives of foreign industrial steel conglomerates, who have voiced significant interest in our production.

Personnel

From the outset the people associated with this project have been chosen for their experience and reputation in their respective fields. A great amount of time has gone into researching this project and in finding the experts and key personnel that will be working on this project. Many of our key operational personnel live in the Sabinas area and have worked in the coal mines for many years. Though the company currently has 2 fulltime employees (Mr. Bootes and Ms. Hardy), we plan to hire a full contingent of mining and office personnel when the operations commence.

Insurance

DMG is currently seeking to register with Overseas Private Insurance Corporation (OPIC) for political risk insurance, and we expect full coverage to begin in the Fall of 2005. OPIC is a U.S. government agency that insures American companies and their investors against political violence, hostile takeovers and expropriation by the host government.

Item 7. Description of Property

The Company currently subleases approximately 1,000 square feet of office space in a high rise building in Houston, Texas, with monthly rental of $500. Once full operations are underway, we will have office facilities in Mexico at each mining site and larger corporate offices in Houston as needs require.

Item 8. Directors, Executive Officers and Significant Employees

Name	Age	Position
Jefferson A. Bootes	47	Chairman, Chief Executive Officer
Cheryl Hardy	42	Chief Operating Officer, Chief Financial Officer, Director

Jefferson A. Bootes, Founder / Chairman / CEO. Mr. Bootes has broad knowledge in the mining of minerals and other commodities, with primary concentration on excavation of coal, gold and diamonds. From 2003 to the present, he has served as President of Rio Grand Coal, Inc., based in Houston, Texas, and which is now a wholly owned subsidiary of DMG. From 1999 to 2003, he served as CEO and Chairman of **JAB** International, Inc. (symbol JABI), a publicly held company that pursued mining opportunities around the world, with initial focus on diamonds in the Central African Republic and Gold and other minerals in California. Mr. Bootes served in the U.S. Army and Majored in Engineering and Business Administration with minor in Philosophy and Ancient Writings, at the University of Florida.

Cheryl M. Hardy, Chief Financial Officer/ COO / Director. From February 2005 to the present, Ms, Hardy has served as Chief Financial Officer of Rio Grand Coal, Inc., now a wholly owned subsidiary of the Company. For three years prior to 2005, she served as a business development consultant, assisting small to mid tier companies acquire private equity/venture capital investment, as well as assisting in strategic planning, sales and marketing. From 2000 to 2002, she served as Vice President of Business Development and Strategic Alliances for CXO Media Inc., publisher of CIO Magazine and a subsidiary of IDG, the world's leading IT media, research and exposition company. From 1998 to 2000, she served as Vice President of Sales, Marketing & Business Development at National Technological University Corporation (NTUC) and The Public Broadcasting Service's "PBS The Business Channel". Two organizations, which merged in 1999, that were dedicated to Executive Education for the Fortune 500 through distance learning supplied by the nation's most prestigious universities. Prior to 1998, she was Director of Worldwide Marketing for Ernst & Young's IT Consulting Practice, and also served many years at Texas Instruments Inc., as Manager of Executive Relations, Worldwide Marketing Promotions Mgr, and Trade Show Mgr & Financial Analyst. She received a B.S. in Finance from Florida State University, and has a Graduate Certificate in Marketing from Southern Methodist University.

Item 9. Remuneration of Directors and Officers

During the last fiscal year, the two highest paid officers or directors were as follows:

Name	Title	Annual Compensation
Jefferson A. Bootes	CEO	$144,000.00
Cheryl Hardy	CFO/COO	$120,000.00

All salaries and compensation have been deferred and are accruing until such time as the company has sufficient resources to pay them.

Item 10. Security Ownership of Management and Certain Securityholders

Prior to this Offering, the Company had approximately 59,150,000 shares of its Common Stock issued and outstanding. The following table sets forth, as of June 1, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

			Percentage of Ownership	
Name of Beneficial Owner	Address	Shares of Common Stock Owned	Before Offering	After Offering
Jefferson A. Bootes, CEO, Director	450 Killarney Bay Ct Winter Park, Fl 32792	25,000,000	63.08%	53.61%
iVest Investments, LLC	255 S. Orange Ave. Ste.1201 Orlando, FL 32801	3,500,000	8.83%	7.51%

Name of Beneficial Owner	Address	Shares of Common Stock Owned	Before Offering	After Offering
MJMM Investments, LLC	280 Wekiva Spgs Rd. Ste.201 Longwood, FL 32779	3,500,000	8.83%	7.51%
Cheryl Hardy, CFO/COO	2244 James Ct. Winter Park, FL 32792	2,550,000	6.43%	5.47%
All officers and directors as a group		27,550,000	69.52%	59.08%

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders. A Copy of the Certificate of Incorporation and Bylaws, as amended to date, are attached hereto as Exhibit "B".

The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, with a par value of $.0001 per share, of which approximately 39,630,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. Jefferson Bootes, CEO and Chairman, as the holder of more than 50% of the outstanding shares of Common Stock, has the power to elect all directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Part F/S

Rio Grande Coal, Inc.
Statement of Assets, Liabilities & Stockholders' Equity
As of September 20, 2005

Assets

Current Assets			
Cash in Bank-Operations	$ 66		
Accounts Receivable	6,528		
Total Current Assets			6,594
Fixed Assets			
Vehicles	105,400		
Machinery & Equipment	183,851		
Less: Accumulated Depreciation	(178,317)		
Total Fixed Assets			110,934
Other Assets			
Deposits	19,500		
Start-up Cost	342,380		
Accumulated Amortization	(108,531)		
Total Other Assets			253,349
Total Assets		$	370,877

Liabilities & Stockholders' Equity

Current Liabilities			
Accounts Payable	$ 118,415		
Note Payable-C Hardy/ST	1,474		
Accrued Interest	132,478		
Total Current Liabilities			252,367
Long-Term Liabilities			
Notes Payable	852,826		
Total Long-Term Liabilities			852,826
Stockholders' Equity			
Common Stock $.01 par value; authorized 100,000,000 shares; 652,800 shares issued & outstanding at September 20, 2005	6,528		
Retained Earnings	(397,223)		
Current Net Income	(343,621)		
Total Stockholders' Equity			(734,316)
Total Liabilities & Stockholders' Equity		$	370,877

See accompanying notes to financial statements

Unaudited - fye 12/31

Rio Grande Coal, Inc.
Notes to Financial Statements
As of September 20, 2005

Note 1 -Reporting Entity

Rio Grande Coal, Inc. is a Texas corporation ("Rio"). Rio is involved in the mining of natural resources. The financial statements of Rio have been prepared in accordance with generally accepted accounting principles.

Note 2 -Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Income Taxes

No provision for income tax has been included in these financial statements.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of certain estimates and assumptions. This is normal accounting practice, and if any major differences were to arise between previously estimated amounts and actual results, this would be the subject of a separate note with full disclosure of the effects.

Note 3 -Cash and Cash Equivalents

For purposes of the financial statements, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 4 -Depreciation

Depreciation is based on the estimated service lives of depreciable assets and is generally provided using the straight -line method. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from accounts, and the net amount s, less proceeds from disposal, are included in income.

Note 5 -Amortization

Amortization is based on the estimated number of years of the asset, and is generally provided using the straight -line method.

Note 6 -Salaries Payable

Salaries and payroll taxes are deferred at the agreement of the recipients and are accrued by the company, payable at an undisclosed date in the future.

Note 7 -Accrued Interest

Accrued interest of fifteen percent (15%) per annum is due and payable to the shareholders along with the entire sum of the principal. All notes payable are due on September 1, 2006. Each payment, and any prepayments, will be applied first to interest and the balance to principal.

Note 8 -Notes Payable

The entire sum of the principal is due and payable on September 1, 2006. Outstanding amounts may be partially or entirely prepaid at any time without penalty or premi um. Each payment will be applied first to interest and the balance to principal.

Note 9 -Earnings per Share

Earnings per share is computed as illustrated below:

Numerator	
Current loss for the 8 months & 20 days ended September 20, 2005	$(343,621)
Denominator	
Weighted average number of shares outstanding at September 20, 2005	652,800
Earnings per share -basic & diluted	$ (0.53) (rounded)

During the 8 months & 20 days ended September 20, 2005, there were no outstanding options. Each of the net loss (numerator) and the weighted average number of common shares (denominator) is the same for both basic & diluted per share computations.

Diversified Minerals Group, Inc.
Statement of Assets, Liabilities & Stockholders' Equity
As of September 20, 2005

Assets

Current Assets		
Cash in Bank	$ 4,872	
Rio Grande Coal, Inc.	6,528	
Receivables (Note 4)	2,510	
Total Current Assets		13,910
Total Assets		$ 13,910

Liabilities & Stockholders' Equity

Current Liabilities		
Payables (Note 5)	$ 27,437	
Accrued Interest (Note 6)	272	
Total Current Liabilities		27,710
Long-Term Liabilities		
Convertible Notes Payable (Note 7)	19,500	
Total Long-Term Liabilities		19,500
Stockholders' Equity		
Common Stock, $.0001 par value; authorized 200,000,000 shares; 65,280,000 shares issued at September 20,2005	3,028	
Treasury Stock (Note 8)	3,500	
Net Loss for Period	(39,828)	
Total Stockholders' Equity		(33,300)
Total Liabilities & Stockholders' Equity		$ 13,910

See accompanying notes to financial statements

Unaudited - fye 12/31

Diversified Minerals Group, Inc.
Statement of Revenues & Expenses
For the 6 Months Ended June 30, 2005

		6 Months Ended Jun. 30, 2005
Revenue		
Revenue	$	-
Revenue-Exempt		-
Total Revenue		-
Personnel Expenses		
Payroll Taxes		1,683
Total Personnel Expenses		1,683
Administrative Expenses		
Bank Charges		31
Legal		1,225
Office Expenses		101
Salaries (Officer)		22,000
Telephone		394
Meals & Entertainment		94
Travel-Lodging		486
Total Administrative Expenses		24,333
Total Expenses		26,016
Net Loss for Period		**$ (26,016)**
Net Loss per Share - Basic & Diluted		(.072)
Weighted Average Shares Outstanding		360,663

See accompanying notes to financial statements

Diversified Minerals Group, Inc.
Statement of Cash Flows
For the 6 months Ended June 30, 2005

	6 Months Ended June 30, 2005
Cash Flows from Operating Activities	
Net Income (Loss)	$ (26,016)
Increase in Payables	26,090
Net Cash Provided by Operating Activities	**74**
Cash Flows from Investing Activities	
Increase in Investments	(6,486)
Net Cash Provided by Investing Activities	**(6,486)**
Cash Flows from Financing Activities	
Proceeds From Issuance of Stock	6,486
Net Cash Provided by Financing Activities	**6,486**
Net Increase in Cash	**74**
Cash at Beginning of Period	**0**
Cash at End of Period	**$ 74**

See accompanying notes to financial statements

Diversified Minerals Group, Inc.
Notes to Financial Statements
As of September 20, 2005

Note 1 -Reporting Entity

Diversified Minerals Group, Inc. is a corporation organized under the laws of Nevada ("Diversified"). Diversified is involved in the mining of natural resources. The financial statements of Diversified have been prepared in accordance with generally accepted accounting principles.

Note 2 -Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Income Taxes

No provision for income tax has been included in these financial statements.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of certain estimates and assumptions. This is normal accounting practice, and if any major differences were to arise between previously estimated amounts and actual results, this would be the subject of a separate note with full disclosure of the effects.

Note 3 -Cash and Cash Equivalents

For purposes of the financial statements, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalent s.

Note 4 -Receivables

Receivables are comprised of amounts due to the company from the shareholders for payroll taxes.

Note 5 -Payables

Salaries and payroll taxes are deferred at the agreement of the recipients and are accrued by the company payable at an undisclosed date in the future.

Note 6 -Accrued Interest

The Convertible Notes accrue interest of fifteen percent (15%) per annum on the balance. The entire sum of interest and principal are due and payable in one year from receipt of note.

Note 7 -Convertible Notes

The Company has issued Convertible Promissory Notes in the aggregate principal amount of $100,000. Each note will bear interest at the rate of fifteen percent (15%) simple interest, payable at maturity. The entire sum of principal and interest are due and payable in six (6) months from the date of issue.

Each Note is accompanied by a stock purchase warrant. For each one (1) dollar of principal amount of a Note, the holder will be entitled to purchase one (1) share of common stock of the Company at a price equal to $0.50. The term of the warrant will be one (1) year from the date of issue. Unexercised warrants at the expiration date will expire and no longer be valid.

Note 8 -Treasury Stock

The Company bought back thirty-five (35) million shares of common stock. This stock was purchased back at the same par value as issued. This stock is available for issue.

Note 9 -Earnings per Share

Earnings per share is computed as illustrated below:

Basic	
Numerator	
Current loss for 8 months & 20 days ended September 20, 2005	$ (39,828)
Denominator	
Weighted average number of shares outstanding at September 20, 2005	14,380,384
Earnings per share –basic	$(.002769606)
Diluted	
Numerator	
Current loss for 8 months & 20 days ended September 20, 2005	$ (39,828)
Denominator	
Weighted average number of shares outstanding at September 20, 2005	14,382,200
Earnings per share -diluted	$(.002769256)

During the 8 months & 20 days ended September 30, 2005, there were 19,500 unexercised stock purchase warrants. The diluted earnings per share calculation includes the weighted average of the shares outstanding had these stock purchase warrants been exercised.

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 State of Nevada Corporate Charter, dated June 6, 2005
2.2 State of Nevada Certified Articles of Incorporation, dated June 6, 2005
2.3 Corporate Bylaws, dated June 6, 2005

6.1 Employment Contracts for all officers
11 Legal opinion of The Business Law Group, dated ad of September 22, 2005

Item 2. Description of Exhibits

2.4 State of Nevada Corporate Charter, dated June 6, 2005
2.5 State of Nevada Certified Articles of Incorporation, dated June 6, 2005
2.6 Corporate Bylaws, dated June 6, 2005

6.1 Employment Contract for Jefferson A. Bootes, CEO, and Cheryl Hardy, CFO
11 Legal opinion of The Business Law Group, dated as of September 22, 2005

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on September 8, 2005 .

Diversified Mineral Group, Inc.

By: ______________________ (Date) 9/8/05
Jefferson A.Bootes, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ (Date) 9/8/05
Cheryl Hardy, CFO

______________________ (Date) 9/8/05
J. Bennett Grocock, P.A., Legal Counsel

Exhibit 2.1

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **DIVERSIFIED MINERALS GROUP, INC.**, did on June 6, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on June 7, 2005.

DEAN HELLER
Secretary of State

By

Certification Clerk

Exhibit 2.2

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

June 7, 2005

Job Number: C20050606-1652
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	**Description**	**Number of Pages**
20050213663-48	Articles of Incorporation	3 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
[illegible] North Carson Street
Carson City, Nevada [illegible]
[illegible]
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Entity #
E0349472005-4
Document Number:
20050213663-48
Date Filed:
6/6/2005 11:05:15 AM
In the office of
Dean Heller
Secretary of State

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	DIVERSIFIED MINERALS GROUP, INC.
2. Resident Agent Name and Street Address:	CORPORATION TRUST COMPANY OF NEVADA Name 6100 NEIL RD., STE. 500, RENO, NEVADA 89511 Street Address, City, Zip Code Optional Mailing Address, City, State, Zip Code
3. Shares:	(SEE EXHIBIT "A") Number of shares with par value: 220,000,000 Par value: $.0001 Number of shares without par value:
4. Names & Addresses of Board of Directors/Trustees:	1. JEFFERSON A. BOOTES Name 2400 AUGUSTA PL., STE. 295, HOUSTON, TX 77057 Street Address, City, State, Zip Code 2. Name Street Address, City, State, Zip Code 3. Name Street Address, City, State, Zip Code
5. Purpose:	The purpose of this Corporation shall be: ANY LEGAL PURPOSE.
6. Names, Address and Signature of Incorporator:	IVO J. TRAVNICEK Name, Signature 255 S. ORANGE AVE, STE 1201, ORLANDO, FL 32801 Address, City, State, Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. PETER F. SKUZA Authorized Signature of R.A. or On Behalf of R.A. Company Date: 6/6/05

This form must be accompanied by appropriate fees. See attached fee schedule.

40

Exhibit A

AUTHORIZED STOCK.

1. Authorized Stock. This corporation is authorized to issue the following shares of capital stock:

(a) Common Stock. The aggregate number of shares of Common Stock which the corporation shall have the authority to issue is Two Hundred Million (200,000,000) shares, par value $0.0001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the corporation shall have the authority to issue is Twenty Million (20,000,000) shares, par value $0.0001 per share.

2. Description of Common Stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Shares of Common Stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments once fully paid.

Holders of Common Stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of the Company, holders of shares of Common Stock will be entitled to share proportionally in all assets available for distribution to such holders.

3. Description of Preferred Stock. The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (but not above the total number of authorized shares of Preferred Stock and, except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Exhibit 2.3

BYLAWS

OF

DIVERSIFIED MINERALS GROUP, INC.

Article I. Meeting of Shareholders.

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held following the end of the Corporation's fiscal year at such time as determined by the Board of Directors. The annual meeting shall be held for the election of directors of the Corporation and the transaction of any business that may be brought before the meeting. The annual meeting of the shareholders for any year shall be held no later than sixteen months (16) after the last preceding annual meeting of shareholders.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Chairman of the Board, the President or the Board of Directors, or when requested in writing by the holders of the voting rights to not less than one-third of all the shares entitled to vote at such meeting. A meeting requested by shareholders shall be called for on a date not less than ten nor more than sixty days after the request is made. The call for the meeting shall be issued by the Secretary, unless the Chairman of the Board, the President, Board of Directors, or shareholders requesting the calling of the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders may be held either within or without the State of Nevada. Unless otherwise directed by the Board of Directors, meetings of the shareholders shall be held at the principal offices of the Corporation.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten or more than sixty days before the meeting, either personally or by first-class mail, by or at the direction of the Chairman of the Board, the President, the Secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5. Waiver of Notice of Meetings of Shareholders. Any notice required to be given to any shareholder of the Corporation by law or under the provisions of the articles of incorporation of the Corporation or these Bylaws may be waived by a waiver in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or conveyed.

Section 6. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of these Bylaws to each shareholder of record on the new record date entitled to vote at such meeting.

Section 7. Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof or entitled to receive payment or any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 8. Voting Record. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of, and the number and class and series, if any, of shares held by, each. Such list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation, or at the office of the transfer agent or registrar of the Corporation for a period of ten days prior to such meeting and shall be subject to inspection by any shareholder at any time during normal business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting.

If the requirements of this Section have not been substantially complied with, the meeting shall be adjourned on the demand of any shareholder in person or by proxy until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

The requirements of this Section shall not apply unless and until the Corporation shall have at least six shareholders.

Section 9. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless the vote of a greater number or voting by classes is required.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 10. Voting of Shares. The holders of common stock shall possess and exercise exclusive voting rights. Each outstanding share of common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Treasury shares, shares of this Corporation's own stock owned by another corporation the majority of the voting stock of which is owned or controlled by this Corporation, and shares of this Corporation's own stock held by a corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

Shares entitled to be voted standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable bylaw, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation or, in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Shares entitled to be voted held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares entitled to be voted standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote any shares held by him without a transfer of such shares into his name.

Shares entitled to be voted which are registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder otherwise entitled to vote whose shares are pledged, shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to be voted on any matter and shall not be deemed to be outstanding shares.

<u>Section 11. Proxies</u>. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

If a proxy expressly provides, any proxy holder may appoint, in writing, a substitute to act in his place.

Section 12. Voting Trusts. Any number of shareholders of this Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law, for a period not to exceed ten years. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the Corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

A voting trust agreement may be extended before the expiration of such voting trust agreement as originally fixed or as extended one or more times, for an additional period not exceeding ten years, by agreement in writing by one or more holders of voting trust certificates. Such extension agreement shall not affect the rights or obligations of persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their share certificates reissued to them.

Section 13. Shareholders' Agreements. Two or more shareholders of this Corporation may enter into an agreement, if in writing and signed by the parties thereof, providing for the exercise of voting rights in the manner provided in the agreement, or as they may agree, or as determined in accordance with procedures agreed upon by them. Nothing herein shall impair the right of the Corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

A transferee of shares of this Corporation shall be bound by any such shareholders' agreement if he takes the shares subject to such agreement with notice thereof.

Section 14. Action by Shareholders Without a Meeting. Any action required by law to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to be voted thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to be voted as a class thereon and of the total shares entitled to be voted thereon.

Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of law regarding the rights of dissenting shareholders.

Article II. Directors.

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of the State of Nevada or shareholders of the Corporation. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than: (a) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of the date in the current year corresponding to the date of the previous year's annual meeting at which directors were elected; and (b) with respect to an election to be held at a special meeting of shareholders for the election of the directors, thirty (30) days in advance of the date of the special meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(a) One or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

(c) A committee of the board upon which he does not serve, duly designated in accordance with a provision of the articles of incorporation or these Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken, unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. Directors shall be elected for one term and shall continue in office until their successors are elected and qualified. The number of members of the Board of Directors constituting the entire Board shall be determined by a majority vote of the whole Board of Directors of the Corporation, and such exact number shall be no less than one (1) and no more than nine (9) until otherwise so determined.

Section 7. Election and Term. At each annual meeting of shareholders, all directors shall be elected for a term of one year (until the next annual meeting of shareholders) and to hold office until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 8. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee (which shall consist of the Chairman of the Board, the President and such other directors as may, from time to time, be designated by the Board of Directors) and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders.

(b) Designate candidates for the office of director, for purposes of proxy solicitation or otherwise.

(c) Fill vacancies on the Board of Directors or any committee thereof.

(d) Amend the Bylaws.

(e) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors.

(f) Authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 9. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors.

Section 10. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75 percent of the outstanding voting stock qualified to vote at a meeting for the election of directors.

Section 11. Director Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 13. Time, Notice, and Call of Directors' Meetings. Regular meetings of the Board of Directors, if held, shall be held without notice at such stated time as the Chairman of the Board, the President of the Corporation, or any two directors shall direct.

Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, by the President of the Corporation, or by any two directors. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director either by personal delivery or by first-class mail, email, or fax at least two days before the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 14. Order of Business. The order of business at Board of Directors' meetings shall be as follows:

A. Reading of the minutes of the prior meeting of directors.

B. Reports of officers.

C. Reports of committees.

D. New business.

Section 15. Waiver of Notice. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 16. Adjournments. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 17. Participation by Conference Telephone or Video. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone, video, or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 18. Action Without a Meeting. Any action required by law to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so to be taken signed by all of the directors or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or the committee. Such consent shall have the same effect as a unanimous vote.

Article III. Officers

Section 1. Officers, Election and Terms of Office. The principal officers of this Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors at the first meeting of directors immediately following the annual meeting of shareholders of this Corporation, and shall hold their respective offices from the date of the meeting at which elected until the time of the next succeeding meeting of the Board following the annual meeting of the shareholders. The Board of Directors shall have the power to elect or appoint, for such term as it may see fit, such other officers and assistant officers and agents as it may deem necessary, and to prescribe such duties for them to perform as it may deem advisable. Any two or more offices may be held by the same person. Failure to elect a Chairman of the Board, CEO, CFO, Secretary or Treasurer shall not affect the existence of the Corporation.

Section 2. Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever, in its judgment, the best interests of the Corporation will be served thereby.

Any officer or agent elected by the shareholders may be removed only by vote of the shareholders unless the shareholders shall have authorized the directors to remove such officer or agent.

Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create any contract rights.

Section 3. Vacancies. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

Section 4. Chairman of the Board. The Chairman of the Board shall coordinate and supervise the activities of all other officers of the Corporation. The Chairman of the Board shall from time to time call special meetings of the Board of Directors whenever he/she deems it necessary to do so or whenever the requisite number of the members of the Board of Directors shall request him in writing to do so. He/she shall preside at all meetings of the shareholders and the directors and shall generally perform such other duties as are delegated to him by the Board of Directors. If the Chairman shall be unable to preside, then the Vice Chairman, if any, or a person duly appointed by the Chairman shall preside at all such meetings. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 5. Chief Executive Officer. Except as otherwise provided in these Bylaws, the Chief Executive Officer ("CEO"), subject to the directions of and limitations imposed by the Board of Directors, shall perform all the duties and have all the power usually pertaining and attributed by law or otherwise to the office of the chief executive of the Corporation. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors. He shall, at each annual meeting, present a report of the business and affairs of the Corporation and shall, from time to time, whenever requested, report to the Board all matters within his knowledge which the interest of the Corporation may require to be brought to the notice of the directors. The CEO shall have the power, only with prior approval of the Board of Directors, to employ and terminate the employment of all such subordinate officers, agents, clerks and other employees not herein provided to be selected by the Board as he may find necessary to transact the business of the Corporation and shall have the right to fix the compensation thereof, subject to the approval of the Board of Directors or any Compensation Committee thereof.

Section 6. Chief Financial Officer. The Chief Financial Officer ("CFO") shall perform the duties usually pertaining to and attributed to the principal financial officer of the Corporation and shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the CEO. The CFO shall report directly to the Board and any Audit Committee thereby established. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 7. Vice-President. The Vice-President shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the Chief Executive Officer. In case of the death, absence, or inability of the Chief Executive Officer to act, except as may be expressly limited by action of the Board of Directors, the Vice-President may perform the duties and exercise the powers of the Chief Executive Officer following such death of the Chief Executive Officer or during the absence or inability of the Chief Executive Officer to act; and, in such case, concurrently with the Chief Executive Officer, shall at all times have the power to sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and documents in the name of the Corporation on its behalf which the Chief Executive Officer is authorized to do, but subject to the control and authority at all times of the Board of Directors.

Section 8. Secretary. The Secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in a book or books to be kept for such purposes, and also, when so requested, the minutes of all meetings of committees in a book or books to be kept for such purposes. He shall attend to giving and serving of all notices, and he shall have charge of all books and papers of the Corporation, except those hereinafter directed to be in charge of the Treasurer, or except as otherwise expressly directed by the Board of Directors. He shall keep the stock certificate book or books. The Secretary shall be the custodian of the seal of the Corporation. The Secretary shall sign with the President all certificates of stock as the Secretary of this Corporation and as Secretary affix or cause to be affixed thereto the seal of the Corporation. The Secretary may sign as Secretary of the Corporation, with the President in the name of the Corporation and on its behalf, all contracts, deeds, mortgages, bonds, notes and other papers, instruments and documents, except as otherwise expressly provided by the Board of Directors, and as such Secretary he shall affix the seal of the Corporation thereto. Under the direction of the Board of Directors, the Chairman of the Board or the President, the Secretary shall perform all the duties usually pertaining to the office of Secretary; and he shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or the President.

Section 9. Treasurer. The Treasurer shall have the custody of all the funds and securities of the Corporation except as may be otherwise provided by the Board of Directors, and he shall make such disposition of the funds and other assets of the Corporation as he may be directed by the Board of Directors. He shall keep or cause to be kept a record of all money received and paid out, and all vouchers and receipts given therefor, and all other financial transactions of the Corporation. He shall have general charge of all financial books, vouchers and papers belonging to the Corporation or pertaining to its business. He shall render an account of the Corporation's funds at the first meeting of the Board of Directors immediately following the annual meeting of shareholders of this Corporation, and at such other meetings as he may be requested, and he shall make an annual statement of the finances of the Corporation. If at any time there is a person designated as Comptroller of the Corporation, the Treasurer may delegate to such Comptroller such duties and powers as the Treasurer may seem proper. The Treasurer shall perform such other duties as are usually incident by law or otherwise to the office of the Treasurer, and as he may be directed or required by the Board of Directors, the Chairman of the Board or the President.

Article IV. Dividends

The Board of Directors of this Corporation may, from time to time, declare, and the Corporation may pay, dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

(b) Dividends may be declared and paid in the Corporation's own treasury shares.

(c) Dividends may be declared and paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares, and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the articles of incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

(e) A split up or division of the issue shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this Section.

Article V. Stock Certificates

Section 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form. Certificates representing shares in this Corporation shall be signed by the CEO and the Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the CEO and the Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or an employee of the Corporation. In case any officer who signed, or whose facsimile signature has been placed upon, such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3. Transfer of Stock. Transfers of stock shall be made only on the books of the Corporation by the holder, in person, or by an attorney-in-fact under a power of attorney duly executed by such shareholder and filed with the Secretary with written direction for the transfer, upon surrender of the original certificate for such shares and upon the payment of all indebtedness by such shareholder to the Corporation, and the possession of a certificate of stock (as between the holder and the Corporation) shall not be regarded as evidence of ownership of the same in any person other than the registered owner until the transfer thereof is duly made on the books of the Corporation. No transfer of stock shall be valid against the Corporation until it shall have been effected and registered upon the Corporation's books in the manner herein provided.

On the transfer of any shares, each certificate shall be receipted for, and such receipt shall be attached to, the margin or stub of such certificate in the certificate book. When such certificate is delivered by the Corporation by registered or certified mail, the return receipt of such registered or certified mail shall be sufficient as the receipt herein provided for. All certificates exchanged or surrendered to the Corporation shall be cancelled by the Secretary and affixed in their original places in the certificate book and no new certificates shall be issued until the certificate for which it is exchanged has been cancelled and returned to its original place in said book, except as provided in Section 4 of this Article pertaining to lost or destroyed certificates.

If any holder of any stock of the Corporation shall have entered into an agreement with any other holder of any stock of the Corporation or with the Corporation, or both, relating to a sale or sales or transfer of any shares of stock of the Corporation, or wherein or whereby any restriction or condition is imposed or placed upon or in connection with the sale or transfer of any share of stock of the Corporation, and if a duly executed or certified copy thereof shall have been filed with the Secretary of the Corporation, none of the shares of stock covered by such agreement or to which it relates, of any such contracting shareholder, shall be transferred upon the books of the Corporation until there has been filed with the Secretary of the Corporation evidence satisfactory to the Secretary of the Corporation of compliance with such agreement, and any evidence of any kind or quality, of compliance with the terms of such agreement which the Secretary deems satisfactory or sufficient shall be conclusive upon all parties interested; provided, however, that neither the Corporation nor any director, officer, employee or transfer agent thereof shall be liable for transferring or effecting or permitting the transfer of any such shares of stock contrary to or inconsistent with the terms of any such agreement, in the absence of proof of willful disregard thereof or fraud, bad faith or gross negligence on the part of the party to be charged; provided, further, that the certificate of the Secretary, under the seal of the Corporation, bearing the date of its issuance by the Secretary, certifying that such an agreement is or is not on file with the Secretary, shall be conclusive as to such fact so certified for a period of five days from the date of such certificate, with respect to the rights of any innocent purchaser or transferee for value of any such shares without actual notice of the existence of any restrictive agreement.

Section 4. Lost Certificates. Any shareholder claiming a certificate of stock to be lost or destroyed shall make affidavit or affirmation of the fact and the fact that he is the owner and holder thereof, and give notice of the loss or destruction of same in such manner as the Board of Directors may require, and shall give the Corporation a bond of indemnity in form, and with one or more sureties satisfactory to the Board of Directors, which shall be at least double the par value of all the shares of stock represented by such certificate, payable as may be required by the Board of Directors to protect the Corporation and any person injured by the issuance of the new certificate from any liability or expense which it or they may be put to or incur by reason of the original certificate remaining outstanding, whereupon the President and the Secretary may cause to be issued a new certificate in the same tenor as the one alleged to be lost or destroyed, but always subject to approval of the Board of Directors.

Article VI. Books and Records.

Section 1. Books and Records. This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

This Corporation shall keep, at its registered office or principal place of business or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Financial Information. No later than three (3) months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing in reasonable detail the financial conditions of the Corporation as of the close of its fiscal year, and a profit and loss statement showing the results of its operation during its fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

The balance sheets and profit and loss statements shall be filed in the registered office of the Corporation in this state, shall be kept for at least five years, and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

Article VII. Seal.

The seal of this Corporation shall be circular and shall have inscribed thereon the name of the Corporation and such other words and figures and in such design as may be prescribed by the Board of Directors, and may be engraved, printed, a facsimile or an impression or other type seal.

Article VIII. Amendment of Bylaws.

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, by the Board of Directors; provided, however, that the provisions set forth in Article II, Sections 2, 6, 7, 9, 10, and 18 shall not be altered, amended or repealed unless approved by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding voting stock qualified to vote at a meeting for the election of directors.

CERTIFICATE OF ADOPTION

These Bylaws were approved and adopted on June 6, 2005, by Diversified Minerals Group, Inc.

By: [signature]
Jefferson A. Bootes
Its: Director

Exhibit 6.1

AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the 1st day of June, 2005, by and between Diversified Mineral Group, Inc., a Nevada corporation ("Company" or "DMG.") and Cheryl M. Hardy, an individual resident of the State of Florida (the "Employee").

Terms of Agreement

In consideration of the mutual covenants of the parties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Employment of the Employee. Subject to the terms and conditions of this Agreement, DMG hereby employs the Employee, and the Employee hereby accepts such employment and agrees to perform the services specified herein.

2. Duties. The Employee shall hold the title of and serve as a COO/CFO of the Company. The Employee shall report to and be subject to the direction of the Chief Executive Officer and Board of Directors of DMG (the "Board"). During the term of her employment hereunder, the Employee shall:

(a) perform, to the best of her ability, those duties assigned to her from time to time by the Board, provided, however, that such duties shall be reasonably related to the positions to be held by the Employee pursuant hereto;

(b) devote her full time and exclusive business efforts to the Company's business, provided that nothing herein shall prohibit the Employee from spending reasonable amounts of time for personal affairs, including, without limitation, managing her personal investments; and

(c) carry out DMG policies and directives in a manner which will promote and develop the best interests of DMG and its Affiliates.

3. Compensation. As compensation for the services to be rendered by Employee hereunder, the Company shall pay to Employee the following salary and benefits, from which Company shall make appropriate deductions and withholdings as required by law:

3.1 Base Salary. The Company shall pay to the Employee a base salary of $10,000 per month until the completion of funding to the company then the company will increase the base salary of the Employee to $13,334 per month payable at such regular times as adopted by the Company. Furthermore, the company agrees to acquire the accrued obligation of salary not paid from Rio Grand Coal, Inc., which will be paid through corporate funding programs on or before December 31, 2005.

3.2 Stock. In addition to the 550,000 shares that were awarded as a result of the Rio Grand Coal merger, the Company shall issue Employee 2,000,000 ("Shares") of the Company's restricted common stock ("Stock"), par value $.0001 per share in two phases..

3.2 Bonuses. **See Attached Exhibit A for signing bonus terms**
Any additional bonuses will be based on the success of funding efforts and operations.

3.3 Stock Options. DMG will grant Employee options to acquire shares of DMG's common stock under DMG Stock Option Plan (the "Plan") or subsequent stock option plans based on a formula to be established.

4. Fringe Benefits. During the term of the Agreement, the Employee shall be entitled to all fringe benefits and perquisites which DMG from time to time may make available to other senior

executives of DMG, on such terms and levels as are at least commensurate with those provided to such other senior executives, including, without limitation, paid vacation, sick leave, and health insurance.

5. Expenses. The Company shall promptly reimburse Employee for all reasonable costs and expenses, including, but not limited to, travel, lodging and meals, and other legitimate expenses incurred in connection with the performance of her duties under this Agreement, consistent with the reimbursement guidelines established and implemented from time to time by DMG for other senior executives. All expenses shall be properly documented and a detailed expense report submitted monthly with a request for reimbursement. All but local travel shall require advance approval by the Company.

6. Payments. DMG shall be permitted to make all payments pursuant to this Agreement net of any legally required tax withholdings. DMG shall be entitled to offset any claim it may have against the Employee against its obligations to the Employee hereunder.

7. Term of Employment.

7.1 Initial Term and Renewal. The term of this Agreement shall begin on the date hereof and shall continue for a period of five (5) years, unless sooner terminated as provided in this Section 7. This Agreement shall be renewed automatically for additional, successive periods of five (5) years each at the end of the initial term or any renewal term of this Agreement unless either party, at least sixty (60) days prior to the expiration of the initial term or any subsequent renewal term of this Agreement, gives the other party notice of its intention not to renew this Agreement. In the event of such notice, this Agreement shall expire by its terms at the end of the initial term or any applicable renewal term. In the event any renewal term of this Agreement becomes effective, DMG shall pay to Employee the same compensation and benefits payable during the initial term of this Agreement unless the parties agree in writing to different compensation.

7.2 Termination Due to Death or Disability. Notwithstanding the foregoing, the Employee's employment hereunder shall terminate in the event of her death or Disability (as defined in Subsection 15.4).

7.3 Payment of Compensation upon Termination. In addition to all other rights of Employee and obligations of DMG described herein which arise or continue upon termination of Employee's employment, upon termination of the Employee's employment hereunder for any reason whatsoever, DMG shall pay to the Employee all salary, benefits, bonuses, and other Compensation (as defined in Subsection 15.3) (including reimbursements) earned through the effective date of termination.

8. Confidential Information.

8.1 Acknowledgment of Confidential Information. Employee understands that (i) DMG and its Subsidiaries and Affiliates have developed or acquired, and will in the future develop or acquire, valuable, confidential, proprietary, and trade secret information ("Confidential Information"), and (ii) the Confidential Information must be carefully controlled so as to prevent disclosure to unauthorized persons who might use the Confidential Information to the detriment of or in competition with DMG and to ensure that the Confidential Information remains confidential and protected trade secrets. The Confidential Information includes, but is not limited to information (i) of a technical nature such as, but not limited to, methods, know-how, formulae, compositions, processes, discoveries, machines, inventions, intellectual property, computer programs, and similar items or research projects; (ii) of a business nature such as, but not limited to, information about accounting procedures, tax records, costs, purchasing, profits, markets, projections, estimates, sales or customers, and personnel histories; and (iii) pertaining to future developments such as, but not limited to, research and development, future marketing or merchandising plans and future expansion and acquisition plans. The term "Confidential Information" shall not be deemed to include information that is published, is generally known throughout the industry, or which generally is available to the industry without restriction through no fault of the Employee. Employee acknowledges that, from time to time, Employee might become acquainted with Confidential

Information and/or might contribute to Confidential Information through inventions, discoveries, improvements, economies, or some other manner.

8.2 Protection of Confidential Information. Employee agrees that, for and during the entire term of this Agreement and for an indefinite period after any termination or expiration of this Agreement for any reason, any Confidential Information shall be considered and kept as the private, proprietary, secret, and privileged records and information of DMG and shall not be divulged or disclosed, directly or indirectly, by Employee to any firm, individual, entity, or institution, except on the direct authorization of the Board.

8.3 Ownership of Confidential Information. Employee acknowledges and agrees that any and all inventions, discoveries, patents, processes, trademarks, trade names, systems, designs, and concepts pertaining in any reasonable way to the construction trade industry which are made, developed, or conceived of by Employee, in whole or in part, during her employment with DMG and directly or indirectly attributable to Employee's service for DMG or DMG's business or business development shall be considered Confidential Information and shall be the sole and exclusive property of DMG Employee shall sign and deliver to DMG, promptly following DMG's request, any and all papers necessary to confirm or transfer such ownership interest to DMG and to vest title in such Confidential Information in DMG

8.4 Duty of Cooperation. Employee agrees to notify DMG promptly of the unauthorized possession, use, or knowledge of Confidential Information by any person or organization, including another employee of DMG Employee shall promptly furnish full details of such possession, use, or knowledge to DMG, shall reasonably assist DMG, at DMG's expense, in preventing the recurrence of such possession, use, or knowledge, and shall reasonably cooperate with DMG, at DMG.'s expense, in any litigation against third parties deemed necessary by DMG to protect Confidential Information.

8.5 Documents and Other Properties. Employee shall not copy, reduce to writing, or otherwise record any Confidential Information, unless required by DMG to do so in the course of Employee's employment. All recorded Confidential Information and documents (or copies thereof), equipment, components, parts, tools and like shall remain the property of the Company and shall not be removed from DMG's facility or business premises unless expressly authorized by a person known by Employee to have the authority to grant such permission.

8.6 Obligations Upon Termination. Upon termination of this Agreement for any reason, (i) the Confidential Information shall remain the sole property of DMG, (ii) Employee shall continue to treat as private, secret, and privileged any Confidential Information, and (iii) Employee shall deliver all Confidential Information, documents, tools, equipment, and articles that are in her/her possession, custody, and control to an authorized representative of DMG

9. Non-Interference. During the term of this Agreement and for a period of five (5) years after the expiration or any termination of this Agreement for any reason, Employee shall not:

(a) purposefully interfere or attempt to interfere with any of the contracts, business relationships, or advantages of DMG or its Subsidiaries or Affiliates (regardless of whether these contracts are in writing or verbal) existing and in effect as of the date of termination of Employee's employment;

(b) solicit for employment, either directly or indirectly, for herself/herself or for another, any of the technical or professional employees employed by DMG or any Subsidiary or Affiliate of DMGat the date of Employee's termination or within six (6) months prior thereto;

(c) purposefully interfere with the business relationship of or solicit the business or orders of (i) a customer of DMG or any Subsidiary or Affiliate existing as of the date of termination of Employee's employment or during a period of sixty (60) days prior to the date of Employee's termination of employment, or (ii) a prospective or potential customer of DMG or any Subsidiary or Affiliate to whom DMG or a Subsidiary or Affiliate has submitted a formal quotation within the past one year prior to the date of termination, or that has been previously listed or identified as a *bona fide* business prospect at any time during the eighteen (18) months preceding the date of termination;

(d) use DMG's or any Subsidiary's or Affiliate's internal business or operations data or information in a damaging or derogatory manner that would potentially hinder DMG's or any Subsidiary's or Affiliate's relationship with its customers; or

(e) use material copyrighted, trademarked, patented, or developed by or for DMG or any Affiliate or for any of the customers of DMG or any Subsidiary or Affiliate.

10. Survival of Covenants; Remedies for Breach.

10.1 Survival of Covenants and Obligations. Employee specifically understands and agrees that her covenants and obligations under Sections 8 and 9 of this Agreement continue for the periods of time set forth therein and do not, under any circumstances or for any reason, cease upon any termination of employment (specifically including wrongful discharge).

10.2 Injunctive Relief. With respect to the covenants and agreements of Employee set forth in Sections 8 and 9 hereof, the parties agree that a violation of such covenants and agreements will cause irreparable injury to DMG and that DMG shall be entitled, in addition to any other rights and remedies it may have, at law or in equity, to apply to a court of competent jurisdiction for preliminary and permanent injunctive relief, without the necessity of posting a bond or other form of security. In the event DMG does apply for such an injunction, Employee shall not raise as a defense thereto that DMG has an adequate remedy at law.

10.3 Additional Remedies. In addition to injunctive relief, if an action should be brought by DMG against the Employee for any violation of this Agreement, then the Employee recognizes, acknowledges, and agrees that DMG shall be entitled to all of the civil remedies provided under applicable state law, as well as: (a) actual, exemplary, and punitive damages; (b) attorneys' fees in the trial and appellate courts; and (c) costs and expenses of investigation and litigation (including expert witness fees, appearance fees, transcript charges, travel and lodging expenses, and other reasonable costs and expenses).

11. Reasonableness of Restrictions; Reformation; Enforcement. The parties hereto recognize and acknowledge that the geographical and time limitations contained in Sections 8 and 9 hereof are reasonable and properly required for the adequate protection of DMG interest. It is agreed by the parties hereto that if any portion of the restrictions contained in Sections 8 or 9 are held to be unreasonable, arbitrary, or against public policy, then the restrictions shall be considered divisible, both as to the time and to the geographical area, so that the lesser period of time or geographical areas shall remain effective so long as the same is not unreasonable, arbitrary, or against public policy. The parties hereto agree that in the event any court of competent jurisdiction determines the specified period or the specified geographical area of the restricted territory to be unreasonable, arbitrary, or against public policy, a lesser time period or geographical area which is determined to be reasonable, non-arbitrary, and not against public policy may be enforced against Employee. If Employee shall violate any of the covenants contained herein and if any court action is instituted by DMG to prevent or enjoin such violation, then the period of time during with DMG business activities shall be restricted, as provided in this Agreement, shall be lengthened by a period of time equal to the period between the date of Employee's breach of the terms or covenants contained in this Agreement and the date on which the decree of the court disposing of the issues upon the merits shall become final and not subject to further appeal.

12. No Employment Rights. Employee acknowledges that this Agreement does not provide Employee with any right to continued employment by DMG beyond the term of this Agreement. Employee further agrees that this Agreement replaces and supersedes any prior or contemporaneous written or oral employment agreement or arrangements entered into between Employee and DMG.

13. Notices. Any notice required or permitted pursuant to the provisions of this Agreement shall be deemed to have been properly given if in writing and when received by certified or registered United States mail, postage prepaid, by overnight courier, telecopy, electronic Mail, or when personally delivered, addressed as follows:

If to DMG:	Diversified Mineral Group, Inc. 2400 Augusta Place Suite 295 Houston, TX 77057 Fax No.: 407-629-7955
If to the Employee:	2244 King James Ct. Winter Park, Fl 32792 Fax No.: 407-386-3454

Each party shall be entitled to specify a different address for the receipt of subsequent notices by giving written notice thereof to the other party in accordance with this Section. Telecopy or E-mail notices must be followed up with the original by certified mail postmarked within one (1) business day of the date of the telecopy or E-mail transmission.

14. Miscellaneous.

14.1 Entire Agreement. This Agreement comprise the entire agreement between the parties hereto with respect to the subject matter hereof, and as of the date of this contract, supersedes, cancels and annuls any and all prior agreements between the parties hereto with respect to the Employee's employment by DMG.

14.2 Severability. If all of any part of this Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of this Agreement not declared to be unlawful or invalid. Any portion so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such portion to the fullest extent possible while remaining lawful and valid.

14.3 Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective heirs, successors, assigns and personal representatives. This Agreement may be assigned by DMG to any successor or assignee to its business or the business of the Company without the written consent of the Employee. The Employee may not assign, pledge, or encumber her interest in this Agreement, or any part thereof, without the written consent of DMG; provided, however, that Employee may, without DMG's prior consent, assign her rights to payment hereunder.

14.4 Amendments and Waivers. Any provision of this Agreement may be amended or waived only with the prior written consent of DMG and the Employee. No failure or delay on the part of either party to this Agreement in the exercise of any power or right, and no course of dealing between the parties hereto, shall operate as a waiver of such power or right. The remedies provided for herein are cumulative and not exclusive of any remedies which may be available to either party at law or in equity. Any waiver or partial waiver of any provision of this Agreement, and any consent to any departure by either party from the terms of any provision hereof, shall be effective only in the specific instance and for the specific purpose for which given. Nothing contained in this Agreement and no action or waiver by any party hereto shall be construed to permit any violation of any other provision of this Agreement or any other document or operate as a waiver by such party of any of her or its rights under any other provision of this Agreement.

14.5 Headings. Section headings herein are for convenience only and shall not affect the meaning or interpretation of the contents hereof.

14.6 Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original, and all of which, taken together, shall constitute one and the same agreement.

14.7 Consent to Jurisdiction; Venue. This Agreement shall be governed by, and construed in accordance with the laws of the State of Florida. To induce one another to enter into this Agreement, and in consideration thereof, the parties covenant and agree that any state or federal court within Orange County, Florida, shall have jurisdiction of any action or proceeding relating to, or arising under or in connection with this Agreement, and the Employee and DMG each consents to personal jurisdiction of such courts and waives any objection to such courts' jurisdiction. The parties hereto agree that any claim or suit between the parties hereto relating to or arising under or in connection with this Agreement shall be brought only in and decided by the state or federal courts located in Orange County, Florida.

15. Certain Defined Terms. For purposes of this Agreement, the following definitions shall apply:

15.1 "Affiliate" shall mean, with respect to any Person, (i) any Person which directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person or (ii) any Person who is a director or Employee officer (A) of such Person, (B) of any Subsidiary of such Person, or (C) of any Person described in the foregoing clause (i). For purposes of this definition, "control" of a Person shall mean the power, direct or indirect, (i) to vote or direct the voting of more than 20% of the outstanding voting securities of such Person, or (ii) to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

15.2 The term "Cause" shall not mean the Employee's bad judgment or negligence, any act or omission reasonably believed by the Employee to have been in or not opposed to the best interests of DMG or any Subsidiary or Affiliate, any act or omission lacking the intent of the Employee to gain a profit to which he is not legally entitled, or any other matter not specifically described in clauses (i) through (vi) above.

15.3 "Compensation" shall mean, with respect to any Person, all payments and accruals, if any, commonly considered to be compensation, including, without limitation, all wages, salary, deferred payment arrangements, bonus payments and accruals, profit sharing arrangements, payments in respect of equity options or phantom equity options or similar arrangements, equity appreciation rights or similar rights, incentive payments, pension or employment benefit contributions or similar payments, made to or accrued for the account of such Person or otherwise for the direct or indirect benefit of such Person, plus auto benefits provided to such Person, if any.

15.4 "Disability" shall mean the inability, by reason of illness or other incapacity, of the Employee substantially to perform the duties of his then regular employment with DMG, which inability continues for at least ninety (90) consecutive days, or for shorter periods aggregating one hundred twenty (120) days during any consecutive twelve-month period.

15.5 "Person" shall mean an individual or a corporation, association, partnership, joint venture, organization, business, individual, trust, or any other entity or organization, including a government or any subdivision or agency thereof.

15.6 "Subsidiary" shall mean a corporation, partnership or other entity of which 25% or more of the outstanding shares of voting stock or other equity ownership are at the time owned, directly or indirectly through one or more intermediaries, or both, by DMG and shall include any such entity which becomes a Subsidiary of DMG after the date hereof.

IN WITNESS WHEREOF, DMG has caused this Agreement to be executed on its behalf by a duly authorized officer and the Employee has executed this Agreement, all as of the day and year first written above.

"DMG."

Diversified Mineral Group, Inc.

By: ______________________
Jefferson A. Bootes, Chairman/CEO

By: ______________________
Cheryl M Hardy , CFO, Director

"EMPLOYEE"

____

DMG/agreements/executive employ agt

Attachment A

Diversified Mineral Group, Inc. will issue a lump sum payment $20,000 as a signing bonus, to be paid through corporate funding efforts or operations, no later than December 31, 2005.

AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the 1st day of June, 2005, by and between Diversified Mineral Group, Inc., a Nevada corporation ("Company" or "DMG.") and Jefferson A. Bootes, an individual resident of the State of Florida (the "Employee").

Terms of Agreement

In consideration of the mutual covenants of the parties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Employment of the Employee. Subject to the terms and conditions of this Agreement, DMG hereby employs the Employee, and the Employee hereby accepts such employment and agrees to perform the services specified herein.

2. Duties. The Employee shall hold the title of and serve as a CEO of the Company. The Employee shall report to and be subject to the direction of the Board of Directors of DMG (the "Board"). During the term of his employment hereunder, the Employee shall:

(a) perform, to the best of his ability, those duties assigned to him from time to time by the Board, provided, however, that such duties shall be reasonably related to the positions to be held by the Employee pursuant hereto;

(b) devote his full time and exclusive business efforts to the Company's business, provided that nothing herein shall prohibit the Employee from spending reasonable amounts of time for personal affairs, including, without limitation, managing his personal investments; and

(c) carry out DMG policies and directives in a manner which will promote and develop the best interests of DMG and its Affiliates.

3. Compensation. As compensation for the services to be rendered by Employee hereunder, the Company shall pay to Employee the following salary and benefits, from which Company shall make appropriate deductions and withholdings as required by law:

3.1 Base Salary. The Company shall pay to the Employee a base salary of $12,000 per month until the completion of funding to the company, at which time it will increase to $15,000 per month payable at such regular times as adopted by the company. Furthermore, the company agrees to acquire the accrued obligation of salary not paid from Rio Grand Coal, Inc., which will be paid through corporate funding programs on or before December 31, 2005.

3.2 Stock. No stock in addition shall be issued as compensation,

3.2 Bonuses. Will based on success of funding and project completion.

3.3 Stock Options. DMG will grant Employee options to acquire shares of DMG's common stock under DMG Stock Option Plan (the "Plan") or subsequent stock option plans based on a formula to be established.

4. Fringe Benefits. During the term of this Agreement, the Employee shall be entitled to all fringe benefits and perquisites which DMG from time to time may make available to other senior executives of DMG, on such terms and levels as are at least commensurate with those provided to such other senior executives, including, without limitation, paid vacation, sick leave, and health insurance.

5. Expenses. The Company shall promptly reimburse Employee for all reasonable costs and expenses, including, but not limited to, travel, lodging and meals, and other legitimate expenses

incurred in connection with the performance of his duties under this Agreement, consistent with the reimbursement guidelines established and implemented from time to time by DMG for other senior executives. All expenses shall be properly documented and a detailed expense report submitted monthly with a request for reimbursement. All but local travel shall require advance approval by the Company.

6. Payments. DMG shall be permitted to make all payments pursuant to this Agreement net of any legally required tax withholdings. DMG shall be entitled to offset any claim it may have against the Employee against its obligations to the Employee hereunder.

7. Term of Employment.

7.1 Initial Term and Renewal. The term of this Agreement shall begin on the date hereof and shall continue for a period of five (5) years, unless sooner terminated as provided in this Section 7. This Agreement shall be renewed automatically for additional, successive periods of five (5) years each at the end of the initial term or any renewal term of this Agreement unless either party, at least sixty (60) days prior to the expiration of the initial term or any subsequent renewal term of this Agreement, gives the other party notice of its intention not to renew this Agreement. In the event of such notice, this Agreement shall expire by its terms at the end of the initial term or any applicable renewal term. In the event any renewal term of this Agreement becomes effective, DMG shall pay to Employee the same compensation and benefits payable during the initial term of this Agreement unless the parties agree in writing to different compensation.

7.2 Termination Due to Death or Disability. Notwithstanding the foregoing, the Employee's employment hereunder shall terminate in the event of his death or Disability (as defined in Subsection 15.4).

7.3 Payment of Compensation upon Termination. In addition to all other rights of Employee and obligations of DMG described herein which arise or continue upon termination of Employee's employment, upon termination of the Employee's employment hereunder for any reason whatsoever, DMG shall pay to the Employee all salary, benefits, bonuses, and other Compensation (as defined in Subsection 15.3) (including reimbursements) earned through the effective date of termination.

8. Confidential Information.

8.1 Acknowledgment of Confidential Information. Employee understands that (i) DMG and its Subsidiaries and Affiliates have developed or acquired, and will in the future develop or acquire, valuable, confidential, proprietary, and trade secret information ("Confidential Information"), and (ii) the Confidential Information must be carefully controlled so as to prevent disclosure to unauthorized persons who might use the Confidential Information to the detriment of or in competition with DMG and to ensure that the Confidential Information remains confidential and protected trade secrets. The Confidential Information includes, but is not limited to information (i) of a technical nature such as, but not limited to, methods, know-how, formulae, compositions, processes, discoveries, machines, inventions, intellectual property, computer programs, and similar items or research projects; (ii) of a business nature such as, but not limited to, information about accounting procedures, tax records, costs, purchasing, profits, markets, projections, estimates, sales or customers, and personnel histories; and (iii) pertaining to future developments such as, but not limited to, research and development, future marketing or merchandising plans and future expansion and acquisition plans. The term "Confidential Information" shall not be deemed to include information that is published, is generally known throughout the industry, or which generally is available to the industry without restriction through no fault of the Employee. Employee acknowledges that, from time to time, Employee might become acquainted with Confidential Information and/or might contribute to Confidential Information through inventions, discoveries, improvements, economies, or some other manner.

8.2 Protection of Confidential Information. Employee agrees that, for and during the entire term of this Agreement and for an indefinite period after any termination or expiration of this Agreement for any reason, any Confidential Information shall be considered and kept as the private, proprietary, secret, and privileged records and information of DMG and shall not be divulged or disclosed, directly or indirectly, by Employee to any firm, individual, entity, or institution, except on the direct authorization of the Board.

8.3 Ownership of Confidential Information. Employee acknowledges and agrees that any and all inventions, discoveries, patents, processes, trademarks, trade names, systems, designs, and concepts pertaining in any reasonable way to the construction trade industry which are made, developed, or conceived of by Employee, in whole or in part, during his employment with DMG and directly or indirectly attributable to Employee's service for DMG or DMG's business or business development shall be considered Confidential Information and shall be the sole and exclusive property of DMG Employee shall sign and deliver to DMG, promptly following DMG's request, any and all papers necessary to confirm or transfer such ownership interest to DMG and to vest title in such Confidential Information in DMG

8.4 Duty of Cooperation. Employee agrees to notify DMG promptly of the unauthorized possession, use, or knowledge of Confidential Information by any person or organization, including another employee of DMG Employee shall promptly furnish full details of such possession, use, or knowledge to DMG, shall reasonably assist DMG, at DMG's expense, in preventing the recurrence of such possession, use, or knowledge, and shall reasonably cooperate with DMG, at DMG.'s expense, in any litigation against third parties deemed necessary by DMG to protect Confidential Information.

8.5 Documents and Other Properties. Employee shall not copy, reduce to writing, or otherwise record any Confidential Information, unless required by DMG to do so in the course of Employee's employment. All recorded Confidential Information and documents (or copies thereof), equipment, components, parts, tools and like shall remain the property of the Company and shall not be removed from DMG's facility or business premises unless expressly authorized by a person known by Employee to have the authority to grant such permission.

8.6 Obligations Upon Termination. Upon termination of this Agreement for any reason, (i) the Confidential Information shall remain the sole property of DMG, (ii) Employee shall continue to treat as private, secret, and privileged any Confidential Information, and (iii) Employee shall deliver all Confidential Information, documents, tools, equipment, and articles that are in his/his possession, custody, and control to an authorized representative of DMG

9. Non-Interference. During the term of this Agreement and for a period of five (5) years after the expiration or any termination of this Agreement for any reason, Employee shall not:

(a) purposefully interfere or attempt to interfere with any of the contracts, business relationships, or advantages of DMG or its Subsidiaries or Affiliates (regardless of whether these contracts are in writing or verbal) existing and in effect as of the date of termination of Employee's employment;

(b) solicit for employment, either directly or indirectly, for himself/herself or for another, any of the technical or professional employees employed by DMG or any Subsidiary or Affiliate of DMGat the date of Employee's termination or within six (6) months prior thereto;

(c) purposefully interfere with the business relationship of or solicit the business or orders of (i) a customer of DMG or any Subsidiary or Affiliate existing as of the date of termination of Employee's employment or during a period of sixty (60) days prior to the date of Employee's termination of employment, or (ii) a prospective or potential customer of DMG or any Subsidiary or Affiliate to whom DMG or a Subsidiary or Affiliate has submitted a formal quotation within the past one year prior to the date of termination, or that has been previously listed or identified as a *bona fide* business prospect at any time during the eighteen (18) months preceding the date of termination;

(d) use DMG's or any Subsidiary's or Affiliate's internal business or operations data or information in a damaging or derogatory manner that would potentially hinder DMG's or any Subsidiary's or Affiliate's relationship with its customers; or

(e) use material copyrighted, trademarked, patented, or developed by or for DMG or any Affiliate or for any of the customers of DMG or any Subsidiary or Affiliate.

10. Survival of Covenants; Remedies for Breach.

10.1 Survival of Covenants and Obligations. Employee specifically understands and agrees that his covenants and obligations under Sections 8 and 9 of this Agreement continue for the periods of time set forth therein and do not, under any circumstances or for any reason, cease upon any termination of employment (specifically including wrongful discharge).

10.2 Injunctive Relief. With respect to the covenants and agreements of Employee set forth in Sections 8 and 9 hereof, the parties agree that a violation of such covenants and agreements will cause irreparable injury to DMG and that DMG shall be entitled, in addition to any other rights and remedies it may have, at law or in equity, to apply to a court of competent jurisdiction for preliminary and permanent injunctive relief, without the necessity of posting a bond or other form of security. In the event DMG does apply for such an injunction, Employee shall not raise as a defense thereto that DMG has an adequate remedy at law.

10.3 Additional Remedies. In addition to injunctive relief, if an action should be brought by DMG against the Employee for any violation of this Agreement, then the Employee recognizes, acknowledges, and agrees that DMG shall be entitled to all of the civil remedies provided under applicable state law, as well as: (a) actual, exemplary, and punitive damages; (b) attorneys' fees in the trial and appellate courts; and (c) costs and expenses of investigation and litigation (including expert witness fees, appearance fees, transcript charges, travel and lodging expenses, and other reasonable costs and expenses).

11. Reasonableness of Restrictions; Reformation; Enforcement. The parties hereto recognize and acknowledge that the geographical and time limitations contained in Sections 8 and 9 hereof are reasonable and properly required for the adequate protection of DMG interest. It is agreed by the parties hereto that if any portion of the restrictions contained in Sections 8 or 9 are held to be unreasonable, arbitrary, or against public policy, then the restrictions shall be considered divisible, both as to the time and to the geographical area, so that the lesser period of time or geographical areas shall remain effective so long as the same is not unreasonable, arbitrary, or against public policy. The parties hereto agree that in the event any court of competent jurisdiction determines the specified period or the specified geographical area of the restricted territory to be unreasonable, arbitrary, or against public policy, a lesser time period or geographical area which is determined to be reasonable, non-arbitrary, and not against public policy may be enforced against Employee. If Employee shall violate any of the covenants contained herein and if any court action is instituted by DMG to prevent or enjoin such violation, then the period of time during with DMG business activities shall be restricted, as provided in this Agreement, shall be lengthened by a period of time equal to the period between the date of Employee's breach of the terms or covenants contained in this Agreement and the date on which the decree of the court disposing of the issues upon the merits shall become final and not subject to further appeal.

12. No Employment Rights. Employee acknowledges that this Agreement does not provide Employee with any right to continued employment by DMG beyond the term of this Agreement. Employee further agrees that this Agreement replaces and supersedes any prior or contemporaneous written or oral employment agreement or arrangements entered into between Employee and DMG.

13. Notices. Any notice required or permitted pursuant to the provisions of this Agreement shall be deemed to have been properly given if in writing and when received by certified or registered United States mail, postage prepaid, by overnight courier, telecopy, electronic Mail, or when personally delivered, addressed as follows:

If to DMG:	Diversified Mineral Group, Inc. 2400 Augusta Place Suite 295 Houston, TX 77057 Fax No.: 407-629-7955
If to the Employee:	2244 King James Ct. Winter Park, Fl 32792 Fax No.: 407-386-3454

Each party shall be entitled to specify a different address for the receipt of subsequent notices by giving written notice thereof to the other party in accordance with this Section. Telecopy or E-mail notices must be followed up with the original by certified mail postmarked within one (1) business day of the date of the telecopy or E-mail transmission.

14. Miscellaneous.

14.1 Entire Agreement. This Agreement comprise the entire agreement between the parties hereto with respect to the subject matter hereof, and as of the date of this contract, supersedes, cancels and annuls any and all prior agreements between the parties hereto with respect to the Employee's employment by DMG.

14.2 Severability. If all of any part of this Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of this Agreement not declared to be unlawful or invalid. Any portion so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such portion to the fullest extent possible while remaining lawful and valid.

14.3 Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective heirs, successors, assigns and personal representatives. This Agreement may be assigned by DMG to any successor or assignee to its business or the business of the Company without the written consent of the Employee. The Employee may not assign, pledge, or encumber his interest in this Agreement, or any part thereof, without the written consent of DMG; provided, however, that Employee may, without DMG's prior consent, assign his rights to payment hereunder.

14.4 Amendments and Waivers. Any provision of this Agreement may be amended or waived only with the prior written consent of DMG and the Employee. No failure or delay on the part of either party to this Agreement in the exercise of any power or right, and no course of dealing between the parties hereto, shall operate as a waiver of such power or right. The remedies provided for herein are cumulative and not exclusive of any remedies which may be available to either party at law or in equity. Any waiver or partial waiver of any provision of this Agreement, and any consent to any departure by either party from the terms of any provision hereof, shall be effective only in the specific instance and for the specific purpose for which given. Nothing contained in this Agreement and no action or waiver by any party hereto shall be construed to permit any violation of any other provision of this Agreement or any other document or operate as a waiver by such party of any of his or its rights under any other provision of this Agreement.

14.5 Headings. Section headings herein are for convenience only and shall not affect the meaning or interpretation of the contents hereof.

14.6 Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original, and all of which, taken together, shall constitute one and the same agreement.

14.7 Consent to Jurisdiction; Venue. This Agreement shall be governed by, and construed in accordance with the laws of the State of Florida. To induce one another to enter into this Agreement, and in consideration thereof, the parties covenant and agree that any state or federal court within Orange County, Florida, shall have jurisdiction of any action or proceeding relating to, or arising under or in connection with this Agreement, and the Employee and DMG each consents to personal jurisdiction of such courts and waives any objection to such courts' jurisdiction. The parties hereto agree that any claim or suit between the parties hereto relating to or arising under or in connection with this Agreement shall be brought only in and decided by the state or federal courts located in Orange County, Florida.

15. Certain Defined Terms. For purposes of this Agreement, the following definitions shall apply:

15.1 "Affiliate" shall mean, with respect to any Person, (i) any Person which directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person or (ii) any Person who is a director or Employee officer (A) of such Person, (B) of any Subsidiary of such Person, or (C) of any Person described in the foregoing clause (i). For purposes of this definition, "control" of a Person shall mean the power, direct or indirect, (i) to vote or direct the voting of more than 20% of the outstanding voting securities of such Person, or (ii) to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

The term "Cause" shall not mean the Employee's bad judgment or negligence, any act or omission reasonably believed by the Employee to have been in or not opposed to the best interests of DMG or any Subsidiary or Affiliate, any act or omission lacking the intent of the Employee to gain a profit to which he is not legally entitled, or any other matter not specifically described in clauses (i) through (vi) above.

15.3 "Compensation" shall mean, with respect to any Person, all payments and accruals, if any, commonly considered to be compensation, including, without limitation, all wages, salary, deferred payment arrangements, bonus payments and accruals, profit sharing arrangements, payments in respect of equity options or phantom equity options or similar arrangements, equity appreciation rights or similar rights, incentive payments, pension or employment benefit contributions or similar payments, made to or accrued for the account of such Person or otherwise for the direct or indirect benefit of such Person, plus auto benefits provided to such Person, if any.

15.4 "Disability" shall mean the inability, by reason of illness or other incapacity, of the Employee substantially to perform the duties of his then regular employment with DMG, which inability continues for at least ninety (90) consecutive days, or for shorter periods aggregating one hundred twenty (120) days during any consecutive twelve-month period.

15.5 "Person" shall mean an individual or a corporation, association, partnership, joint venture, organization, business, individual, trust, or any other entity or organization, including a government or any subdivision or agency thereof.

15.6 "Subsidiary" shall mean a corporation, partnership or other entity of which 25% or more of the outstanding shares of voting stock or other equity ownership are at the time owned, directly or indirectly through one or more intermediaries, or both, by DMG and shall include any such entity which becomes a Subsidiary of DMG after the date hereof.

IN WITNESS WHEREOF, DMG has caused this Agreement to be executed on its behalf by a duly authorized officer and the Employee has executed this Agreement, all as of the day and year first written above.

"DMG."

Diversified Mineral Group, Inc.

By: ____________________
Jefferson A. Bootes, Chairman/CEO

By: ____________________
Cheryl M. Hardy, CFO, Director

"EMPLOYEE"

DMG/agreements/executive employ agt

Exhibit 11

THE BUSINESS LAW GROUP

Securities and Corporate Law
Corporate Finance

September 23, 2005

Board of Directors
Diversified Mineral Group, Inc.

Re: Form 1-A Offering Statement

Ladies and Gentlemen:

We have acted as special securities counsel to Diversified Minerals Group, Inc. (the "Company"), in connection with the preparation and filing of a Offering Statement on Form 1-A (the "Offering Statement"), covering of up to 14,060,973 shares of the Company's common stock, $.0001 par value per share (the "Shares"), offered under Regulation A, 17 CFR 230.251, *et seq.* As such, we have examined the Offering Statement and such other documents of the Company, as we deemed appropriate under the circumstances.

Based upon the foregoing, and assuming that the Shares will be offered as set forth in the Offering Statement, after the Offering Statement has been qualified, and that there will be full compliance with all applicable securities laws involved under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, Regulation A and other rules and regulations promulgated pursuant to said Acts, and in those states in which the Shares may be offered and sold, we are of the opinion that, upon issuance of the Shares according to the Offering Statement and receipt of the consideration to be paid for the Shares, the Shares will be validly issued, fully paid and non-assessable shares of Common Stock of the Company. This opinion does not cover any matters related to any re-offer or re-sale of the Shares, once issued as described in the Offering Statement.

This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent. This opinion is based on our knowledge of the law and facts as of the date hereof.

Very truly yours,

The Business Law Group

255 S. Orange Avenue • Suite 1201 • Orlando, Florida 32801-3465
Phone (407) 835-1234 • Fax (407) 425-0032